Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited Ms. Judy Zhu, IR Director Phone: +86-510-8536-0401 E-mail: info@wsphl.com http://www.wsphl.com	CCG Investor Relations, Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) E-mail: crocker.coulson@ccgir.com http://www.ccgirasia.com

WSP Holdings Holds Annual General Meeting of Shareholders

Wuxi, China, August 10, 2009 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), today announced that its shareholders approved each of the proposals submitted for approval at its 2009 Annual General Meeting (the “AGM”) of Shareholders held on August 7, 2009.

Specifically, the shareholders approved:

1.

to re-elect Mr. Dennis D. Zhu as a director of the Company;

2.

to re-elect Mr. Anthony J. Walton as a director of the Company;

3.

to re-elect Mr. Jing Lu as a director of the Company;

4.

to reappoint Deloitte Touche Tohmatsu CPA Ltd. as the Independent Auditor of the Company for the fiscal year 2009 and authorize the Board of Directors to fix their remuneration; and

5.

to authorize each of Piao Longhua and Thi Yip Kok (each, an “Officer”) to take any and every action that might be necessary to effect the foregoing resolutions as such Officer, in his absolute discretion, thinks fit.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

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